SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 September 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1 Transaction in Own Shares
Enclosure 2 Transaction in Own Shares
Enclosure 3 Transaction in Own Shares
Enclosure 4 Transaction in Own Shares
Enclosure 5 Transaction in Own Shares
Enclosure 6 Transaction in Own Shares
Enclosure 7 Transaction in Own Shares
Enclosure 8 Transaction in Own Shares
Enclosure 9 Transaction in Own Shares
Enclosure 10 Transaction in Own Shares
Enclosure 11 Transaction in Own Shares
Enclosure 12 Transaction in Own Shares
Enclosure 13 Transaction in Own Shares
Enclosure 14 Total Voting Rights

Enclosure 1

Tuesday 07 August 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,941,498 ordinary shares at a minimum price of 61pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 271,582,165 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,879,644,864.

The above figure (7,879,644,864) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =
Enclosure 2

BT GROUP PLC

08 August 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1. Transferred in connection with its employee share plans 98,920 ordinary shares at a price of 68 pence per share. The transferred shares were all formerly held as treasury shares; and

2. Purchased from Merrill Lynch International 770,000 ordinary shares at an average price of 219.8028 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 272,253,245 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,878,973,784.

The above figure 7,878,973,784 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 3

09 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 09 August 2012 it purchased from Merrill Lynch International 2,000,000 ordinary shares at an average price of 216.293 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 274,253,245 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,876,973,784.

The above figure 7,876,973,784 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

10 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 August 2012 it purchased from Merrill Lynch International 2,000,000 ordinary shares at an average price of 217.7203 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 276,253,245 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,874,973,784.

The above figure 7,874,973,784 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

13 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 13 August 2012 it purchased from Merrill Lynch International 1,500,000 ordinary shares at an average price of 218.5238 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 277,753,245 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,873,473,784.

The above figure 7,873,473,784 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

Tuesday 14 August 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,574,130 ordinary shares at a minimum price of 61pence per share and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 274,179,115 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,877,047,914.

The above figure (7,877,047,914) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

15 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 15 August 2012 it purchased from Merrill Lynch International 1,500,000 ordinary shares at an average price of 218.2684 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 275,679,115 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,875,547,914.

The above figure 7,875,547,914 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

17 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 17 August 2012 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 218.8887 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 276,679,115 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,874,547,914.

The above figure 7,874,547,914 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Tuesday 21 August 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,474,162 ordinary shares at a minimum price of 61pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 274,204,953 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,877,022,076.

The above figure (7,877,022,076) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

22 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 22 August 2012 it purchased from Merrill Lynch International 1,500,000 ordinary shares at an average price of 216.4292 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 275,704,953 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,875,522,076.

The above figure 7,875,522,076 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

23 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 23 August 2012 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 215.9469 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 276,704,953 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,874,522,076.

The above figure 7,874,522,076 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

24 August 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 24 August 2012 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 216.5405 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 277,704,953 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,873,522,076.

The above figure 7,873,522,076 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

BT GROUP PLC

29 August 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1.    Transferred in connection with its employee share plans 1,339,623 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares; and

2. Purchased from Merrill Lynch International. 1,000,000 ordinary shares at an average price of 219.8036 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 277,365,330 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,873,861,699

The above figure 7,873,861,699 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 14

Friday 31 August 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 August 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 277,365,330 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,873,861,699.

The above figure (7,873,861,699) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary

Date 03 September 2012